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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No.1

                           Delta Petroleum Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   247907 20 7
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                                 (CUSIP Number)

                              Richard E. Staedtler
                             Chief Financial Officer
                            Castle Energy Corporation
                         357 South Gulph Road, Suite 260
                            King of Prussia, PA 19406
                                 (610) 992-9900

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 25, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         Schedule 13D/A -- Page 1 of 8

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                         Schedule 13D/A -- Page 2 of 8

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CUSIP No         247907 20 7
________________________________________________________________________________
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       Castle Energy Corporation          76-0035225
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                   (a)  X
                                   (b) [ ]
________________________________________________________________________________
(3)  SEC Use Only ............................................
________________________________________________________________________________
(4)  Source of Funds (See Instructions)         OO
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)....
________________________________________________________________________________
(6)  Citizenship or Place of Organization         Delaware
________________________________________________________________________________
   Number of Shares    (7)  Sole Voting Power         0
     Beneficially      _________________________________________________________
        Owned          (8)  Shared Voting Power         7,687,878**
       by Each         _________________________________________________________
      Reporting        (9)  Sole Dispositive Power         0
       Person          _________________________________________________________
        With           (10) Shared Dispositive Power         7,687,878**
________________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    7,687,878**
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
________________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)         25.31%**
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)         CO


**See Item 5 of this Schedule 13D

                         Schedule 13D/A -- Page 3 of 8

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CUSIP No.        247907 20 7
________________________________________________________________________________
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       CEC, Inc         51-0363154
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                   (a)  X
                                   (b) [ ]
________________________________________________________________________________
(3)  SEC Use Only ............................................
________________________________________________________________________________
(4)  Source of Funds (See Instructions)         OO
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)....
________________________________________________________________________________
(6)  Citizenship or Place of Organization         Delaware
________________________________________________________________________________
     Number of Shares  (7)  Sole Voting Power         0
       Beneficially    _________________________________________________________
          Owned        (8)  Shared Voting Power         7,687,878**
         by Each       _________________________________________________________
        Reporting      (9)  Sole Dispositive Power         0
         Person        _________________________________________________________
          With         (10) Shared Dispositive Power            7,687,878**
________________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    7,687,878**
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
________________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)         25.31%**
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)         CO

**See Item 5 of this Schedule 13D

                         Schedule 13D/A -- Page 4 of 8

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CUSIP No.        247907 20 7
________________________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Joseph L. Castle II
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions).
                                   (a) [ ]
                                   (b)  X
________________________________________________________________________________
(3)  SEC Use Only ............................................
________________________________________________________________________________
(4)  Source of Funds (See Instructions)           OO
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)....
________________________________________________________________________________
(6)  Citizenship or Place of Organization             USA
________________________________________________________________________________
     Number of Shares  (7)  Sole Voting Power      0
       Beneficially    _________________________________________________________
          Owned        (8) Shared Voting Power          7,687,878**
         by Each       _________________________________________________________
        Reporting      (9) Sole Dispositive Power          0
         Person        _________________________________________________________
          With         (10) Shared Dispositive Power            7,687,878**
________________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    7,687,878**
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
________________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)            25.31%**
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)          IN

 **See Item 5 of this Schedule 13D

                         Schedule 13D/A -- Page 5 of 8

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

         In September 2000, Castle Exploration Company, Inc., a wholly owned subsidiary of Castle Energy Corporation ("Castle"), sold its interest in 26 offshore Louisiana wells to the issuer, Delta Petroleum Company ("Delta") in exchange for a preliminary purchase price of $1,147,000 cash plus 382,289 shares of Delta's common stock valued at $3.00 per share. Upon closing of that transaction, the stock portion of the purchase price was issued in the name of CEC.
         On January 15, 2002, Castle and several of its subsidiaries entered into a Purchase and Sale Agreement with Delta dated December 31, 2001 (the "Purchase and Sale Agreement", incorporated herein as Exhibit C) to sell all of the domestic oil and gas assets, valued at $48,698,000 in the Purchase and Sale Agreement, held by Castle and those subsidiaries to Delta for $20,000,000 and 9,566,000 shares of the common stock of Delta. The effective date of the sale was October 1, 2001 and the closing date was May 31, 2002. The cash portion of the purchase price payable at closing was reduced to $18,236,494 by the cash flow from the properties between the effective date and the closing date. 700,000 shares of the 9,566,000 shares, issued in the name of Castle, were held in escrow and were delivered to Castle at closing. The remaining 8,866,000 shares were issued in the name of CEC, Inc. and were also delivered to Castle at closing. Immediately after closing, Castle transmitted the 700,000 shares of Delta issued in its name to the transfer agent for Delta with instructions that they be reissued in the name of CEC.

         On March 9, 2004, CEC disposed of 1,060,411 shares of Delta at a price of $8.80 per share in an open market transaction.

         On March 25, 2004, CEC disposed of 1,200,000 shares of Delta at a price of $9.75 per share in an open market transaction.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

(a) The Reporting Persons beneficially own an aggregate of 7,687,878 shares of Delta Common Stock, or 25.31% of the outstanding shares of Delta Common Stock provided; however, that Joseph L. Castle II expressly declares that the filing of the statements contained in this Schedule 13D shall not be construed as an admission that he is the beneficial owner of any securities covered by the statements for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, and he expressly disclaims any beneficial ownership of such securities.

(b) None of the Reporting Persons currently have the sole power to vote or to direct the vote and sole the power to dispose or to direct the disposition of all of the shares described in this Schedule 13D. The Reporting Persons currently share with each other the power to vote or to direct the vote and the

                         Schedule 13D/A -- Page 6 of 8

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power to dispose or to direct the disposition of all of the shares described in this Schedule 13D provided; however, that Joseph L. Castle II expressly declares that the filing of the statements contained in this Schedule 13D shall not be construed as an admission that he is the beneficial owner of any securities covered by the statements for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, and he expressly disclaims any beneficial ownership of such securities.

(c) See Item 3 of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.

(e) Not applicable.









                         Schedule 13D/A -- Page 7 of 8

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Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Castle Energy Corporation

Date March 31, 2004

Signature /S/ JOSEPH L. CASTLE II

Name/Title: Joseph L. Castle II; Chairman and Chief Executive Officer


CEC, Inc.

Date March 31, 2004

Signature /S/ Richard E. Staedtler

Name/Title: Richard E. Staedtler, Vice President


Joseph L. Castle II

Date March 29, 2004

Signature /S/ JOSEPH L. CASTLE II

Name/Title: Joseph L. Castle II




                         Schedule 13D/A -- Page 8 of 8